Exhibit 99.2

NICE Situator to Help Russia’s AeroExpress Ensure Safety on Rail System

NICE’s situation management solution along with its IP-video surveillance solution which includes video analytics will enable rail link operator to secure travelers on three rail lines

Ra’anana, Israel, May 12, 2011 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced that AeroExpress, a provider of rail transportation services between Moscow’s rail terminals and its three airports, will implement NICE Situator to improve overall security operations. AeroExpress will also be implementing NiceVision Net, NICE’s enterprise-class, open-platform IP-based video surveillance solution along with video analytics capabilities for automatic intrusion detection. The NICE solutions will enable AeroExpress to effectively manage security situations and respond quickly to events as they occur.

AeroExpress will implement NICE to help its security teams pre-plan, coordinate and manage response to emergency situations in real-time, as well as effectively manage routine security operations. NICE will enable AeroExpress to integrate and correlate data feeds from many different security sensors that enter the control room. In doing so the NICE solution will provide the foundation upon which security teams can “connect the dots”, achieving holistic situational awareness as regards the incident’s location and details, the gravity of the situation and the resources available to respond and manage it,  thereby facilitating a collaborative and timely response.

Aleksey Krivoruchko, Chief Executive Officer of AeroExpress, said, “We picked NICE for its comprehensive capabilities in providing unified security operations management, as well as for proven experience in protecting some of the world’s main transportation systems. We are looking forward to benefitting from NICE Situator’s capabilities for allowing specific tasks to be automated and processes to be enforced. This way we can be sure that the right action is taken at the right time, giving our security personnel the power and scope to focus on making decisions and judgments, leveraging their skills and expertise.”

NICE Situator will be implemented along with NiceVision Net IP video surveillance solutions and will be integrated with a number of third party systems, including access control, a fire alarm panel, a GPS train tracking system, mobile DVR, and a video wall. AeroExpress will also implement NICE’s video analytics capabilities for intrusion detection to enable perimeter control for sensitive or restricted areas such as permit parking and limited-access buildings. This will enable automatic detection, tracking and alerting of possibility of intruders.

Shlomi Cohen, President of NICE EMEA said, “We are very happy to be providing our advanced solutions to the AeroExpress rail system, our first mass transit customer in Russia. With security threats to transportation systems on the rise worldwide, the need for improving security operations is high on the agenda these days. To mitigate security breaches across a rail network, operators need to have collaborative response capabilities among multiple stakeholders, and continual investment is being made in solutions that enable greater vigilance and a more proactive security operation. The NICE security portfolio is unique in providing a comprehensive and unified solution to address these critical needs. We are also happy to be expanding our presence in the important EMEA market with this project.”

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About AeroExpress
Founded in 2005, AeroExpress is sole operator of the express railway service between the main airports of Vnukovo, Domodedovo and Sheremetyevo and the central railway stations of Moscow city, as well as the suburban passenger transportation service to the Moscow satellite town of Lobnya. The Aeroexpress trains make up to 182 runs per day, having transported 11.5 million passengers in 2010. The company acts in accordance with the license of the Ministry of Transport and Communication of the Russian Federation, and is 50% owned by Russian Railways, the Russian state-owned railway company and one of the largest in the world. More information can be found at http://www.aeroexpress.ru/en/.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Cohen, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.